

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



06025593

February 16, 2006

Gregg M. Larson
Associate General Counsel and Secretary
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/16/2006

Re: 3M Company
Incoming letter dated January 6, 2006

Ladies and Gentlemen:

This is in response to your letter dated January 6, 2006 concerning the shareholder proposal submitted to 3M by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 01 2006
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

64740

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com



January 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934 – Rule 14a-8
Stockholder Proposal of United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M Company ("3M") intends to omit from its proxy statement and form of proxy for 3M's 2006 Annual Meeting of stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof submitted by United Brotherhood of Carpenters Pension Fund (the "Proponent"). Copies of the Proposal and accompanying cover letter, as well as related correspondence with the Proponent, are attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and its attachments. By copy of this letter, 3M notifies the Proponent of its intention to omit the Proposal from its 2006 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2006 Proxy Materials with the Commission. 3M agrees to promptly forward to the Proponent any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M.

3M respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials for the reasons set forth in this letter. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. The Proposal

The Proposal requests 3M's Board of Directors' Compensation Committee to "establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive component of the Company's Plan should utilize financial performance criteria that can be benchmarked against peer group performance, and provide that no annual bonus be awarded based on financial performance criteria unless the Company exceeds the median or mean performance of a disclosed group of peer companies on the selected financial criteria;

2. The long-term equity compensation component of the Company's Plan should utilize financial and/or stock price performance criteria that can be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation used should be structured so that compensation is received only when Company performance exceeds the median or mean performance of the peer group companies on the selected financial and stock price performance criteria; and

3. Plan disclosure should allow shareholders to monitor the correlation between pay and performance established in the Plan."

This Proposal does not take into account what 3M's executive compensation plans are, and as applied to 3M's plans, is incoherent and subject to multiple interpretations. Consequently, the Proposal is vague and indefinite and thus may be excluded under Rule 14a-8(i)(3) and 14a-8(i)(6).

II. Background on 3M's Executive Compensation Philosophy and Practices

The Compensation Committee (the "Committee") of the Board of Directors believes that providing appropriate motivation of the Company's executives and effective leadership are essential for establishing 3M's preeminence in the markets it serves and creating an attractive investment for stockholders. The Committee is responsible to the Board for ensuring that Company executives are highly qualified and are compensated in a manner that aligns the interests of executives and stockholders. Consistent with this philosophy, the following core principles provide a framework for the Company's executive compensation programs:

- Total compensation must be competitive to attract the best talent to 3M; motivate employees to perform at their highest levels; reward outstanding achievement; and retain those individuals with the leadership abilities and skills necessary for building long-term stockholder value;

- A significant portion (targeted at 65 percent to 89 percent) of an executive's total compensation is variable and at risk and tied to both the annual and long-term financial performance of the Company, such as economic profit and stock price appreciation; and

- Stock ownership is emphasized so that executives manage from an owner's perspective. The Committee believes that broad and deep employee stock ownership effectively aligns the interests of employees with those of stockholders and strongly motivates executives to build stockholder value. The Committee has established specific stock ownership guidelines for key management employees and has created programs that encourage employees to have an ownership interest in the Company.

The Committee annually surveys the executive compensation practices of large industrial companies that are likely competitors for executive talent. The Committee's objective of maintaining the total compensation at a competitive level has resulted in short-term compensation (base salary and profit sharing) being at or very close to the median and long-term compensation (Performance Unit Plan and stock options) in the 50th to 75th percentile, with more variability and risk based on Company performance.

Executive compensation is linked to Company performance compared to specific financial and nonfinancial objectives. These objectives range from achieving earnings and sales growth targets to upholding the Company's Statement of Corporate Values (which include customer satisfaction through superior quality and value, attractive investor return, ethical business conduct, respect for the environment, and employee pride in the Company).

The compensation program for executive officers consists of the following components: base salary, quarterly profit sharing, three-year performance unit plan, stock options, and (in appropriate circumstances) restricted stock. The Committee determines the amount of compensation under each component of executive compensation granted to the executive officers to achieve the appropriate ratio between performance-based compensation and other forms of compensation, and to reflect the level of responsibility of the executive officer.

- **Base Salary** - The Committee establishes base salaries annually in relation to base salaries paid by companies included in the compensation surveys. Base salary for an executive officer is established each year based on (1) a compensation range corresponding to the executive's responsibilities and (2) the executive's overall individual job performance.

- **Quarterly Profit Sharing** - Profit sharing is variable compensation based on the quarterly economic profit of the Company and its business units. Economic profit is defined as quarterly net operating income minus a charge for operating capital used by the business. The economic profit measurement is directly related to the creation of stockholder value since it emphasizes the effective use of capital and solid profitable growth. Compensation paid under the profit sharing plan fluctuates based on Company performance.

- **Three-year Performance Unit Plan** - The Performance Unit Plan is variable compensation based on the Company's long-term performance. The amount payable with respect to each performance unit granted is determined by and is contingent upon attainment of the performance criteria selected each year by the Compensation Committee (from a set of available performance criteria approved by the Company's stockholders) over the applicable three-year performance period (each year weighted equally).

    - The performance criteria selected by the Compensation Committee for performance units granted during 2005 were designed to focus management attention on two key factors that create stockholder value: Economic Profit Growth and organic Sales Growth compared to the worldwide industrial production index over three years.

        - "Economic Profit Growth" is the percentage amount by which the Economic Profit of the Company for a year exceeds the Economic Profit of the Company for the immediately preceding year;

        - "Sales Growth" is the percentage amount by which the Company's worldwide organic sales growth (sales growth adjusted for acquisitions, inflation and currency effects) exceeds worldwide real sales growth as reflected in the Industrial Production Index ("IPI") as published by the U.S. Federal Reserve Board. Since the IPI reflects the growth of companies in many of the same markets as 3M, the index provides a good way to compare 3M's performance to the performance of the competitive marketplace.

    - The amount payable for each performance unit granted in 2005 is linked to the performance criteria of Economic Profit Growth and Sales Growth. The amount payable may be anywhere from $0 to $360 per unit, depending on the performance of the Company during the three-year performance period ending on December 31, 2007. Payment for the units granted in 2005 will be made no later than March 15, 2008, in the form (at the discretion of the Committee) of cash, stock, or a combination of cash and stock.

- **Stock Options and Restricted Stock** - The objectives of the Management Stock Ownership Program are to help the Company attract and retain outstanding employees, and to promote the growth and success of the Company's business by aligning the financial interests of these employees with the other stockholders of the Company. The Program authorizes the Committee to grant stock options, restricted stock, stock appreciation rights, and other stock awards to employees of the Company. Currently, the Committee makes annual grants of stock options under the Program to the executive officers. These options have an exercise price equal to the market price of the Company's common stock on the grant date, and generally expire ten years after the grant date. Stock options encourage executives to become owners of the Company, which further aligns their interests with those of the stockholders. These options only have value to the recipients if the price of the Company's stock appreciates after the options are granted. Currently, the Committee has made grants of restricted stock under the Program only to selected executive officers and other employees in appropriate circumstances. These circumstances have included the hiring of new executive officers as well as the need to retain current executive officers. These shares of restricted stock vest over periods ranging from one to ten years after the grant date, which encourage the executives to remain employed by the Company until the shares have vested.

III. <u>Reasons for Exclusion</u> - The Proposal Is Vague And Indefinite And Thus May Be Excluded Under Rule 14a-8(i)(3) and 14a-8(i)(6)

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, Rule 14a-8(i)(6) permits a company to exclude a stockholder proposal if it is beyond the company's power to implement. A company lacks the power or authority to implement a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corporation* (avail. Jan. 14, 1992).

Although the Proposal might seem simple at first blush, it is quite confusing in its application to 3M's performance based executive compensation plans (quarterly profit sharing plan, three-year performance unit plan and the management stock ownership program), since it can be interpreted in at least four different ways, with each interpretation giving rise to vastly different results. As we will show below, the Proposal clearly cannot pass muster under Rules 14a-8(i)(3) and 14a-9 and should be excluded in its entirety as vague and indefinite. See *General Electric Company* (January 23, 2003) (proposal seeking cap on "salaries and benefits" of one million dollars for GE officers and directors excluded in its entirety under rule 14a-8(i)(3) as vague and indefinite); *International Business Machines Corporation* (January 10, 2003)(proposal requiring two nominees for each "new member" of the board excluded under rule 14a-8(i)(3) as vague and indefinite); The *Proctor & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the stockholders nor the company would know how to implement the proposal); *Philadelphia Electric Company* (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of stockholders because "the proposal is so inherently vague and indefinite" that neither the stockholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); *NYNEX Corporation* (January 12, 1990) (permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); *Joseph Schlitz Brewing Company* (March 21, 1977). As with each of the letters cited above, the Company also submits that the Proposal is woefully vague and indefinite, and should be excluded from the 2006 Proxy Materials.

The Proposal can be read in at least four different ways when applied to 3M's performance based executive compensation plans (quarterly profit sharing plan, three-year performance unit plan and the management stock ownership program):

1. Is the Proposal suggesting that the Committee abolish the current performance based compensation plans – the quarterly profit sharing plan and three-year performance unit plan and Management Stock Ownership Program – and replace them with an annual incentive plan and an equity compensation plan each with a "superior performance standard" different from the current performance standards? *or*

2. Is the Proposal suggesting that the Committee continue with the current performance based compensation plans – the quarterly profit sharing plan and three-year performance unit plan and Management Stock Ownership Program – and simply change the current performance standards in each of those plans to a "superior performance standard" even though the Proposal speaks only of the "annual incentive component of the Company's Plan" and the "long-term equity compensation component of the Company's Plan"? *or*

3. Is the Proposal suggesting that the Committee abolish the current quarterly profit sharing plan and change the current three-year performance unit plan into an "annual incentive plan" with "superior performance standards" different from the current performance standards and either abolish the current Management Stock Ownership Program and replace it with a new long-term equity compensation plan with "superior performance standards" or keep the current Management Stock Ownership Program and amend the program by adding "superior performance standards"? *or*

4. Is the Proposal suggesting that the Committee abolish the current three-year performance unit plan and change the current quarterly profit sharing plan into an "annual incentive plan" with "superior performance standards" different from the current performance standards and either abolish the current Management Stock Ownership Program and replace it with a new long-term equity compensation plan with "superior performance standards" or keep the

current Management Stock Ownership Program and amend the program by adding "superior performance standards"?

In short, we can't determine which of these four different interpretations may be the correct one. Although there may be still other ways to interpret the Proposal, we can see at least four different ways to read this Proposal, but have no way to interpret the intent of the Proponent with any degree of certainty, and such intent cannot be gleaned anywhere from the language of Proposal or the preamble thereto. Moreover, if 3M -- as the entity most familiar with its performance based executive compensation plans, having reviewed the Proposal in light of those plans -- finds the Proposal hopelessly vague and indefinite, we respectfully suggest that 3M stockholders at large, faced only with the stark and confusing language of the Proposal, would also be hopelessly confused if they ever had to interpret, vote upon, and/or suggest the proper implementation of such submission. As a result, the entire Proposal should properly be excluded under Rules 14a-8((i)(3) and 14a-9.

In this connection, the U.S. District Court, in the case of *NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

The very same problem associated with the NYCERS proposal also exists with this Proposal. Clearly, neither 3M stockholders nor the Company should have to wonder how the text of the Proposal ought to be interpreted or implemented. Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Commission has found that proposals may be excluded where they are so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See *Philadelphia Electric Company* (July 30, 1992).

The staff's response above applies with full force to the Proposal. The courts have also supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. *Dyer v. Securities and Exchange Commission*, 287 F. 2d 773, 781 (8th Cir. 1961).

Given the multiple interpretations of the Proposal, it is unclear what actions 3M would be required to take if the Proposal was to be implemented. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading because neither the stockholders voting on the proposal, nor 3M in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that 3M "would lack the power to implement" the Proposal.

Conclusion

Based on the foregoing analysis, 3M respectfully requests that the Staff concur that it will not recommend enforcement action if 3M excludes the Proposal from its 2006 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,



Gregg M. Larson

c: Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 651-737-2553]

Gregg M. Larson
Associate General Counsel and Secretary
3M Company
3M Center, Building 0220-13-W-39
St. Paul, MN 55144-1000

November 22, 2005

Dear Mr. Larson:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the 3M Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of executive compensation for superior corporate performance. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 12,700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

EXHIBIT A

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of 3M Company ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive component of the Company's Plan should utilize financial performance criteria that can be benchmarked against peer group performance, and provide that no annual bonus be awarded based on financial performance criteria unless the Company exceeds the median or mean performance of a disclosed group of peer companies on the selected financial criteria;

2. The long-term equity compensation component of the Company's Plan should utilize financial and/or stock price performance criteria that can be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation used should be structured so that compensation is received only when Company performance exceeds the median or mean performance of the peer group companies on the selected financial and stock price performance criteria; and

3. Plan disclosure should allow shareholders to monitor the correlation between pay and performance established in the Plan.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. The median increase in CEO total compensation between 2003 and 2004 was 30.15% for S&P 500 companies, twice the previous year increase of 15.04% according to The Corporate Library's CEO Pay Survey.

The pay-for-performance concept has received considerable attention, yet most executive compensation plans are designed to award significant amounts of compensation for average or below average peer group performance. Two common and related executive compensation practices have combined to produce pay-for-average-performance and escalating executive compensation.

First, senior executive total compensation levels are targeted at peer group median levels. Second, the performance criteria and benchmarks in the incentive compensation portions of the plans, which typically deliver the vast majority of total compensation, are calibrated to deliver a significant portion of the targeted amount. The formula combines generous total compensation targets with less than demanding performance criteria and benchmarks.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose meaningful performance criteria on which to base annual and long-term incentive senior executive compensation and then set and disclose performance benchmarks to provide for awards or payouts only when the Company exceeds peer group performance. We believe a plan to reward only superior corporate performance will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com



November 23, 2005

United Brotherhood of Carpenters
and Joiners of America
Corporate Affairs Department
Attention: Edward J. Durkin
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Re: Carpenters Shareholder Proposal

Dear Mr. Durkin:

We received Douglas McCarron's letter on November 22, 2005 regarding a proposal for inclusion in our proxy statement in connection with our 2006 annual meeting.

Under the rules of the Securities and Exchange Commission, in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, the United Brotherhood of Carpenters Pension Fund must have continuously held at least $2,000 in market value for at least one year by the date it submitted the proposal, and must continue to hold those securities through the date of the shareholders' meeting.

Since the United Brotherhood of Carpenters Pension Fund is not a registered shareholder, please submit a letter from the brokerage firm identifying who is the record holder, verifying that at the time the United Brotherhood of Carpenters Pension Fund submitted its proposal, it continuously held its 3M shares for at least one year. As of the date of this letter, we have not received the written statement from the record holder as required by the SEC rules. Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to provide the information required by the SEC rules within this 14-day time frame will allow 3M to exclude the proposal from its proxy statement.

After receiving proof of ownership, we will provide our position on the proposal.

Please call me if you have any questions.

Sincerely,



Gregg M. Larson



AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527

AMALGATRUST
Amalgamated Bank of Chicago

[SENT VIA FACSIM LE 651-737-2553]

Gregg M. Larson
Associate General Cou sel and Secretary
3M Company
3M Center, Building 0: 20-13-W-39
St. Paul, MN 55144-10)0

December 1, 2005

Re: Shareholde Proposal Record Letter

Dear Mr. Larson:

AmalgaTrust C mpany Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 12,700 shares of 3M C mpany common stock held for the benefit of the Fund. The F nd has been a beneficial c wner of at least 1% or $2,000 in market value of the Company's common stock continu usly for at least one year prior to the date of submission of the shareholder proposal su bmitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the share; of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822- 3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarr n, Fund Chairman
Edward J. Durkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: 3M Company
Incoming letter dated January 6, 2006

The proposal requests that the executive compensation committee of the board of directors establish a pay-for-superior-performance standard in the company's executive compensation plan for senior executives by incorporating principles set forth in the proposal.

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Mark F. Vilardo
Special Counsel